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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-66656

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

MAR 02 2021

Washington, DC

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FIDUS SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 WEST TRADE STREET, SUITE 1910

(No. and Street)

CHARLOTTE   NC   28202
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward P, Imbrogno 704-334-2222

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC

(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Edward P. Imbrogno , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIDUS SECURITIES, LLC , as of December 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary seal: LOIS E. MILLER, NOTARY PUBLIC, ROWAN COUNTY, NC

_____
Signature

Designated Principal
_____
Title

Lois E. Miller
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statement and Report of Independent
Registered Public Accounting Firm

Fidus Securities, LLC

December 31, 2020

Fidus Securities, LLC

Table of contents

Report of Independent Registered Public Accounting Firm   1

Statement of financial condition   2

Notes to financial statement   3-4



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Fidus Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fidus Securities, LLC as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fidus Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fidus Securities, LLC's management. Our responsibility is to express an opinion on Fidus Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fidus Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Fidus Securities, LLC's auditor since 2015.
Chicago, Illinois
February 18, 2021



Statement of financial condition

December 31	2020
	$
Assets:	
Cash	446,358
Accounts receivable	8,876
Due from member	138,966
Prepaid expenses	2,096
Other assets	17,564
Total assets	613,860
Liabilities and member's equity:	
Accounts payable	552
Accrued expenses	5,555
Total liabilities	6,107
Member's equity	607,753
Total liabilities and member's equity	613,860

The accompanying notes are an integral part of this financial statement.

Notes to financial statement

1   Summary of Operations and Significant Accounting Policies
Operations

Fidus Securities, LLC (the Company) is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company primarily represents clients in merger and acquisition-related activities composed principally of sell-side transactions structured as the sale of corporate stock or other securities to institutional or corporate acquirers. The Company operates offices in North Carolina and New York. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Use of Accounting Estimates in Preparation of Financial Statement

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash

The Company maintains cash deposits with financial institutions which, at times, may exceed federally insured limits. The Company considers liquid financial instruments with original maturities of 90 days or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2020.

Revenue Recognition

Revenue from contracts with customers includes success-based transaction fees, non-refundable retainer fees, and reimbursed expenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes revenue from contracts at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the date the contract is cancelled.

Income Taxes

The Company is organized as a limited liability company and is considered to be a disregarded entity for income tax purposes. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statement, as the member includes the Company's taxable income or loss in its income tax returns.

US GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2020 there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statement.

Risk

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company's operations and performance. These circumstances may continue for an extended period of time, and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual companies, are not known. The extent of the impact to the financial performance and the operations of the Company will depend on future developments, which are highly uncertain and cannot be predicted.

2   Related-party Transactions

The Company is a wholly owned subsidiary of Fidus Partners, LLC (the Member) and was established to process certain transactions initiated by itself or its parent company that require the services of a registered broker-dealer. Only transactions that relate specifically to broker-dealer activities result in revenue being recognized by the Company. Expenses covered by the Member but directly related to broker-dealer activities are billed to the Company. During 2020, the Member covered certain direct expenses on behalf of the Company. The Company had a payable for these expenses of $552 as of December 31, 2020. In accordance with regulatory requirements, the Member allocates certain of its common office overhead costs to the Company in the form of an office services charge. This allocation is an amount equal to the total of all common office expenses and employee costs multiplied by the revenues recognized by the Company as a percentage of all revenue recognized by the Company and its Member combined. Allocations are made on a monthly basis and are typically paid to the Member within 30 days. The Company had an intercompany receivable balance from the Member in the amount of $138,966 as of December 31, 2020, representing amounts due from the Member's monthly allocation of expenses.

3   Securities and Exchange Commission Matters
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $440,251, which was $435,251 in excess of its required net capital of $5,000.

Reserve Requirements
The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Aggregate Indebtedness

At December 31, 2020, the Company had aggregate indebtedness of $6,107.

4   Subsequent Events

The Company has evaluated events that occurred subsequent to year-end through February 18, 2021, the date the financial statement was issued, to determine whether any events required recognition or disclosure in the 2020 financial statement as required by authoritative guidance.